

May 26, 2011

Mr. Kenneth S. Adessky
Chief Financial Officer
Global Clean Energy, Inc.
6040 Upshaw Ste. 105
Humble, TX 77396

> **RE: Global Clean Energy, Inc.**
> **Item 4.01 Form 8-K filed May 25, 2011**
> **File No. 0-30303**

Dear Mr. Adessky:

We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You currently disclose that during your recent fiscal year and the subsequent interim period ended May 18, 2011, you did not consult with your new accountant. Please amend your Form 8-K to state, if true, that you did not consult with your new accountant during the two most recent fiscal years and the subsequent interim period ended May 18, 2011. Refer to Item 304(a)(2) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

Kenneth S. Adessky
Global Clean Energy, Inc.
May 26, 2011
Page 2

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant